Suite 1200, 777 West Broadway Vancouver, BC V5Z 4J7 Tel: 604-871-9909 Fax: 604-871-9919

July 6, 2007

Via EDGAR

Kathleen Krebs
Special Counsel, Assistant Director
Division of Corporate Finance
United States Securities and
Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Tel: 202-551-3350
Fax: 202-772-9205

Dear Sir or Madam:

Re:	Capital Alliance Group Inc. (the “Company”) Registration Statement on Form 20-F Filed: May 10, 2007 File No. 000-31557

I am President of the Company and write this letter on behalf of the Company.

The Company acknowledges that the disclosure in the filing is the responsibility of the Company. The Company represents to the Commission that staff comments or changes to disclosure in response to staff comments in the filing reviewed by the SEC staff pursuant to delegated authority do not foreclose the Commission from taking any action with respect to the filing.

The Company further acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority in reviewing the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

The Company represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let me know if you require any further information.

Yours truly,

CAPITAL ALLIANCE GROUP INC.

Per: /s/ Toby Chu

Toby Chu
President & C.E.O.